EXHIBIT 2.1

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “First Amendment”) is made and entered into as of the 20th day of September, 2010 by and between Jacksonville Bancorp, Inc. (“JBI”), a corporation organized and existing under the laws of the State of Florida with its principal office located in Jacksonville, Florida and Atlantic BancGroup, Inc. (“ABI”), a corporation organized and existing under the laws of the State of Florida with its principal office located in Jacksonville Beach, Florida.

Recitals

1.           As of May 10, 2010, ABI and JBI entered into an Agreement and Plan of Merger (the “Merger Agreement”).

2.           The parties wish to amend in certain specific respects the terms of the Merger Agreement.

NOW, THEREFORE, in consideration of the premises, the parties agree as follows:

Agreement

1.           The second paragraph of the Preamble to the Merger Agreement is amended by changing “3 million shares” to “3.89 million shares” and “$10.00 per share” to “$9.00 per share.”

2.           The last sentence of Section 3.1(b) of the Merger Agreement is amended in its entirety to read as follows:

“In addition, each share of ABI Common Stock shall entitle its holder to receive cash in the amount of $0.67 per share.”

3.           Section 8.18 of the Merger Agreement is deleted in its entirety.

4.           Section 9.1(g) of the Merger Agreement is amended in its entirety to read as follows:

“(g)           Stock Purchase Agreement.  The conditions set forth in Article IV of the Stock Purchase Agreement (other than Section 4.06 thereof) shall have been satisfied.”

5.           Section 9.2(h) of the Merger Agreement is amended in its entirety to read as follows:

“(h)           Matters Relating to Compensation Matters.  There shall be in existence no change in control agreements, salary continuation agreements, director retirement agreements, executive indexed retirement agreements or similar compensation or severance agreements between any ABI Company and any individual.  All such agreements and any similar benefit accrual plans or savings incentive plans (excluding ABI’s SIMPLE Plan), shall have been terminated within thirty (30) days prior to Closing, with the executives who are parties to the Change in Control Agreements listed on Schedule 9.2(h) having entered into one-year employment agreements or severance agreements providing one year’s salary with JBI (the terms of each such agreement summarized on such Schedule 9.2(h)).  ABI’s SIMPLE Plan shall be terminated at the end of the Plan year, or as soon as permitted by law.  At the time of termination, all accrued benefits under such agreements or plans shall have been reflected on the books of the appropriate ABI Company.  Notwithstanding the foregoing, any split-dollar life insurance agreements or survivor income agreements in existence between any ABI Company and any individual may remain in effect and are not required to be terminated prior to Closing.”

6.           This First Amendment is subject to, and shall become effective upon, (i) counterparts of this First Amendment being executed and delivered by each party hereto and (ii) the execution and delivery by each of the parties thereto of Amendment No. 1 to Stock Purchase Agreement in the form attached hereto as Exhibit 1.

7.           Except as specifically amended by the foregoing, the terms and conditions of the Merger Agreement shall remain in full force and effect.

IN WITNESS THEREOF, the parties hereto have executed this First Amendment as of the date first above written.

JACKSONVILLE BANCORP, INC.

By:	/s/ Gilbert J. Pomar, III
Gilbert J. Pomar, III
Its: President

ATLANTIC BANCGROUP, INC.

By:	/s/ Barry W. Chandler
Barry W. Chandler
Its: President and Chief Executive Officer